UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)
For the Fiscal Year Ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)
For the transition period from                      to
Commission File No. 001-31720
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
PIPER JAFFRAY COMPANIES RETIREMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PIPER JAFFRAY COMPANIES
800 Nicollet Mall, Suite 800
Minneapolis, MN 55402

Piper Jaffray Companies Retirement Plan
Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm
The Plan Administrator and Participants
Piper Jaffray Companies Retirement Plan
We have audited the accompanying statements of assets available for benefits of the Piper Jaffray Companies Retirement Plan as of December 31, 2005 and 2004, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 21, 2006

Piper Jaffray Companies Retirement Plan
Statements of Assets Available for Benefits

	December 31,	December 31,
(Dollars in thousands)	2005	2004
Assets
Investments, at fair value:
Mutual funds	$133,989	$106,140
Piper Jaffray Companies Stock Fund	12,834	2,728
Participant loans	4,071	4,327

Total investments	150,894	113,195

Cash and cash equivalents	2	2

Receivables:
Mutual fund rebate receivable	321	261
Employer contributions receivable	9,514	13,503

Total receivables	9,835	13,764

Assets available for benefits	$160,731	$126,961

See Notes to Financial Statements

Piper Jaffray Companies Retirement Plan
Statements of Changes in Assets Available for Benefits

	For the Year Ended December 31,
(Dollars in thousands)	2005	2004
Additions:
Investment income:
Net appreciation in fair value of investments	$3,804	$7,488
Interest and dividends	6,022	2,380
Mutual fund rebates	485	478

Total investment income	10,311	10,346

Contributions:
Employer — noncash	9,514	13,503
Participants	21,275	20,853
Rollovers	1,903	3,522

Total contributions	32,692	37,878

Transfers in from other plans:
U.S. Bancorp Piper Jaffray Companies Inc. Profit Sharing Plan	2,227	83,231

Deductions:
Participant withdrawals	(11,251)	(4,266)
Administrative fees	(209)	(228)

Total deductions	(11,460)	(4,494)

Net increase in assets available for benefits	33,770	126,961
Assets available for benefits, beginning of year	126,961	—

Assets available for benefits, end of year	$160,731	$126,961

See Notes to Financial Statements

Piper Jaffray Companies Retirement Plan
Notes to Financial Statements
1. Description of the Plan
General
     The Piper Jaffray Companies Retirement Plan (the “Plan”) is a contributory defined contribution plan covering employees of Piper Jaffray Companies (the “Company”). Under the terms of the Plan, employees are eligible to participate at the commencement of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following provides only general terms of the Plan. A complete description of the Plan document is available from the Company.
Contributions
     Beginning the first of the month subsequent to commencement of employment, participants may contribute between 1 and 50 percent of their recognized compensation, as defined in the Plan, for each pay period up to an annual maximum of $14,000 for 2005. In addition, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions through payroll deductions to an annual maximum of $4,000 in 2005.
     Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
     Beginning on the January 1 subsequent to the commencement of a participant’s employment, the Company matches 100 percent of the first 4 percent of recognized compensation contributed by the participant up to the Social Security Taxable wage base of $90,000 for 2005 (“Matching Contribution”). In addition, amounts (“Profit Sharing Contribution”) may be contributed on behalf of eligible participants, at the option of the Company’s management and Board of Directors. Employees are eligible for the Profit Sharing Contribution beginning January 1 or July 1 following their date of hire. Additionally, employees must have at least 1,000 hours of service in the Plan year to be eligible for the Profit Sharing Contribution. The Company makes these contributions in Company stock, cash or a combination thereof to eligible participants, as defined in the Plan, employed on the last day of the Plan year.
Vesting
     Participants are immediately vested in their contributions made to the Plan from their recognized compensation and the earnings thereon. In addition, participants are immediately vested in the Company’s Matching Contribution and earnings thereon. Vesting in the Company’s Profit Sharing Contribution and earnings thereon is based on years of continuous service. A participant is 100 percent vested in their Profit Sharing Contribution after five years of service from the date of entrance into the Plan, with at least 1,000 hours of service in each Plan year. Additionally, participants become 100 percent vested in Profit Sharing Contributions when they reach age 59 1/2 or terminate employment as a result of becoming totally or permanently disabled or death.

Participant Accounts
     Separate accounts are maintained for each participant whereby the participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined.
     Forfeited account balances of terminated participants’ nonvested accounts are used to first reinstate the accounts of rehired participants. If a participant returns to the Company and completes a year of vesting service before the participant has five consecutive one-year breaks in service, the forfeited amount will be reinstated to the participant’s account at the end of that year. Any remaining forfeitures are added to the Company’s Profit Sharing Contribution. At December 31, 2005, forfeited nonvested accounts totaled $377,469.
Participant Loans
     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their account balance. Loan terms range from up to 5 years or up to 15 years if the loan is used towards the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of one percent over the prime rate for the business day preceding the date the loan is granted. Principal and interest are paid ratably through semi-monthly payroll deductions. Participants who terminate employment with outstanding loan balances have 90 days from the last day of their employment to pay the balance of their loan in full. Loans not repaid within that timeframe will be reported as taxable distributions.
Benefits
     After reaching the age of 59 1/2 , a participant may elect to withdraw all or a portion of the value of their account. Hardship withdrawals by actively employed participants before the age of 59 1/2 are permitted for pre-tax contributions, only after meeting specified criteria, as defined in the Plan. Participants prior to the age of 59 1/2 can also elect to withdraw all or a portion of the rollover contributions or transferred contributions made to the Plan.
     Although hardship and rollover withdrawals are allowed, a participant may be subject to an additional 10 percent federal penalty tax. If a participant’s employment ends for reasons other than total or permanent disability or death and the balance is less than $1,000, a distribution made before the age of 59 1/2 must be paid to the participant in the form of a lump-sum payment or direct rollover. If the participant’s balance exceeds $1,000, payment will not be made before age 70 1/2 without prior consent. The following options of distribution are available: lump-sum distribution, direct rollover, partial distribution or installment distribution (available only if participant’s balance exceeds $5,000). Upon death, the balance in the participant’s account is paid to the designated beneficiary in one of the above mentioned distribution options.

2. Summary of Significant Accounting Policies
Basis of Accounting
     The accompanying financial statements are prepared on the accrual basis of accounting.
Valuation of Investments and Income Recognition
     Investments in mutual funds are valued at the quoted redemption prices on the last business day of the Plan year. Investments in the common stock of the Company are valued at the quoted market price on the last business day of the Plan year. Participant loans are valued at their outstanding balances which approximate fair value.
     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
     The preparation of the financial statements in conformity with United States generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
     The Retirement Investment Committee oversees the Plan and Trust Agreement. It has the authority to make investment recommendations, such as the replacement of a fund due to the fund’s performance, and has the fiduciary responsibility to ensure the Plan is acting in the best interest of the participants.
     The following table presents the net appreciation / (depreciation) in fair value of investments held by the Plan at December 31:

(Dollars in thousands)	2005	2004
Mutual funds	$4,300	$7,570
Piper Jaffray Companies Stock Fund	(496)	(82)

Net appreciation in fair value of investments	$3,804	$7,488

     The fair value of individual investments that represent 5 percent or more of the Plan’s assets available for benefits at December 31 are as follows:

(Dollars in thousands)	2005	2004
Allianz NFJ Sm Cap Value A *	$17,046	$13,141
Baron Growth Fund	10,041	**
Davis NY Venture Fund A	8,469	6,418
Delaware Trend Fund	**	8,599
Europacific Growth Fund — R4	16,651	11,308
First American Stable Asset Select Fund	13,890	12,201
Growth Fund of America — R4	20,885	15,841
PIMCO Total Return Admin. Fund	10,308	8,264
Piper Jaffray Companies Stock Fund	12,834	***
Van Kampen Comstock Fund A	13,450	11,393
Vanguard Institutional Index Fund	11,364	10,327

*	Effective June 1, 2005, PIMCO NFJ Small Cap Value Fund was renamed to Allianz NFJ Sm Cap Value A Fund

**	Effective June 1, 2005, the Baron Growth Fund replaced the Delaware Trend Fund

***	Investment was less than 5% of the assets available for benefits
4. Income Tax Status
     The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). However, the plan administrator believes that the Plan has been designed to comply with the requirement of the Code and has indicated that it will take the necessary steps, if any, to bring the Plan’s operations and/or document into compliance with the Code.
5. Risks and Uncertainties
     The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits and the statements of changes in assets available for benefits.
6. Related Party Transactions
     The Plan has invested in the Piper Jaffray Companies Stock Fund, which primarily invests in shares of the Company’s common stock. As of December 31, 2005, the Plan’s investment in the Piper Jaffray Companies Stock Fund was comprised primarily of 306,573 shares of Piper Jaffray Companies common stock with a fair market value of $12,834,421. The Plan made purchases and sales of the Company’s common stock of $693,125 and $3,352,522, respectively, during the year ended December 31, 2005.
     On February 1, 2006, the Company made a contribution of shares of the Company’s common stock to the Plan in an amount equal to $5,733,201 to effect the Company’s Matching Contribution for the year ended December 31, 2005. On March 13, 2006, the Company made a contribution of shares of the Company’s common stock to the Plan in an amount equal to $3,409,905 to effect the Company’s Profit Sharing Contribution for the year ended December 31, 2005.

7. Administrative Expenses
     Except to the extent paid by the Company, all expenses of the Plan, with the exception of loan processing fees, are paid by the Plan as a deduction from its mutual fund rebates received. The Plan receives mutual fund rebates related to its investments in mutual funds. The rebates, net of Plan expenses paid by the Plan, are allocated to Plan participants’ accounts. Loan processing fees of the Plan are paid out of the account of the participant requesting the loan. The Company paid legal and audit fees related to the Plan during 2005 and 2004.
8. Plan Termination
     The Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA.
9. Subsequent Event
     On April 10, 2006, the Company and UBS Financial Services, Inc., a subsidiary of UBS AG, entered into an agreement pursuant to which UBS agreed to purchase the branch network and certain assets of the Company’s Private Client Services business. Upon close of the sale of the Company’s Private Client Services business, the Plan anticipates incurring a partial termination and affected participants will become fully vested in their Profit Sharing balances. In addition, it is the Company’s intention to grant all participants a Matching Contribution and to reallocate a portion of the Profit Sharing forfeitures and a portion of the accrued revenue sharing from the Plan to the participants’ accounts, calculated as of June 30, 2006, at the time the sale closes.

Supplemental Schedule
Piper Jaffray Companies Retirement Plan
EIN: 30-0168701
Plan: 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

	Number of	Market
Description	Shares/Units	Value
Mutual Funds:
First Amer. Stable Asset Select Fund	407,451 shares	$13,890,007
Am Funds US Govt. Fund R4	39,519 shares	533,106
PIMCO Total Return Admin. Fund	981,675 shares	10,307,584
Am Funds American H/I Fund R4	97,944 shares	1,186,096
Cohen & Steers Realty Income Fund A	141,180 shares	2,206,540
Am Funds Investment Co of Am Fund R4	116,304 shares	3,642,634
Vanguard Institutional Index Fund	99,677 shares	11,364,122
Davis NY Venture Fund A	251,295 shares	8,468,636
Van Kampen Comstock Fund A	755,167 shares	13,449,530
Growth Fund of America — R4	680,726 shares	20,884,663
Allianz NFJ Sm Cap Value A	589,843 shares	17,046,452
Baron Growth Fund	221,165 shares	10,040,903
Templeton Growth Fund A	188,221 shares	4,317,799
Europacific Growth Fund — R4	409,809 shares	16,650,538

		133,988,610

Stock Fund:
Piper Jaffray Companies Stock Fund *	311,217 units	12,834,421

Participant loans (interest rate range: 5.0-10.5%, maturity date range: 3/31/2006-4/30/2029)		4,070,507

Total assets held at end of year		$150,893,538

*	Indicates a party-in-interest to the Plan

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Piper Jaffray Companies Retirement Investment Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PIPER JAFFRAY COMPANIES RETIREMENT PLAN
/s/ Pamela L. Clayton
Pamela L. Clayton
Head of Human Resources

Dated: June 21, 2006

EXHIBIT INDEX

Exhibit		Method of
Number	Description	Filing
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith